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11021424

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68161

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Institutional Cash Distributors, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

580 California Street, Suite 1335

(No. and Street)

San Francisco	**CA**	**94104**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP

(Name – *if individual, state, last, first, middle name*)

One Market, Landmark, Suite 620	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.**

INSTITUTIONAL CASH DISTRIBUTORS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

Harb Levy Weiland
ACCOUNTANTS CONSULTANTS LLP

Report of Independent Registered Public Accounting Firm

To the Member
Institutional Cash Distributors, LLC

We have audited the accompanying statement of financial condition of Institutional Cash Distributors, LLC (the "Company") as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Institutional Cash Distributors, LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Harb, Levy & Weiland LLP

San Francisco, California
March 11, 2011

INSTITUTIONAL CASH DISTRIBUTORS, LLC

Statement of Financial Condition

December 31, 2010

Assets		
Cash and cash equivalents	$	1,758,832
Restricted cash		38,565
Due from clearing brokers		1,833,902
Due from related party		25,000
Deposit with clearing broker		250,000
Property and equipment - net		42,206
Intangible assets - net		730,292
Goodwill		700,000
Lease deposit		2,002
Total assets	$	5,380,799
Liabilities and Member's Equity		
Liabilities		
Accounts payable	$	70,862
Commissions payable		636,856
Accrued expenses		128,142
Total liabilities		835,860
Member's equity		4,544,939
Total liabilities and member's equity	$	5,380,799

See Accompanying Notes to Statement of Financial Condition

1. Description of Business

Institutional Cash Distributors, LLC (the "Company") is a California limited liability company formed on August 8, 2008. The Company is a wholly-owned subsidiary of ICD Holdings, LLC a Delaware limited liability company (the "Parent").

The Company is registered with the Securities and Exchange Commission ("SEC") as a fully disclosed securities broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is subject to various governmental rules and regulations including the Net Capital Rule set forth in Rule 15c3-1 of the Securities Exchange Act of 1934. The Company has been approved by FINRA to act as a broker or dealer in securities and received its broker-dealer license in December 2009. The Company does not trade for its own account.

The Company is an introducing broker-dealer that provides institutional money fund investment trading and various brokerage firm services to institutional clients. J.P. Morgan Clearing Corp and Union Bank (collectively, the "Clearing Brokers") provide clearing and/or custody services to the Company.

On January 16, 2009, the Company and its Initial Members entered into an agreement to purchase the business and assets of ICD ("ICD"), a division of Merriman Curhan Ford Group, Inc. (formerly MCF Corporation) ("MCF") for $2,000,000. The assets purchased included MCF's rights in trademarks, copyright, and other intellectual property used in the business, customer lists, marketing materials, books and records, vendor contracts and all furniture, fixtures and equipment associated with ICD. The purchase price was based upon management's estimate of values for personal property and intangible assets acquired as outlined below:

Allocation of Purchase Price of Business and Related Assets

Property and equipment	$ 80,000
Trademarks and trade names	10,000
Website and internet domain	10,000
Customer lists	500,000
Vendor contracts	200,000
Unpatented technology	500,000
Goodwill	700,000
	$ 2,000,000

1. Description of Business (continued)

From January 2009 to April 2010, MCF continued the business under its broker-dealer license and recorded all revenue and expenses related to the business and paid the net income to the Initial Members as salaries and commissions. The Company began its operations independently in May 2010, at which time it began accounting for its own revenue and expense from the business.

On March 29, 2010 the Company entered into a Second Amended and Restated Operating Agreement to admit the Parent as its sole member. On that date, individual members of the Company transferred their interest in the Company to the Parent in exchange for the membership interest of the Parent.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of ninety days or less to be cash equivalents.

Restricted Cash and Letter of Credit

Restricted cash includes a certificate of deposit used as collateral for a standby letter of credit with a commercial bank. The letter of credit satisfies the deposit requirement under one of the Company's operating leases.

Due from Clearing Brokers

The amount due from clearing brokers represents the net amount due from the brokers primarily for commissions. The Company monitors the credit standing of these organizations as deemed necessary.

Due from Related Party

The amount due from related party reflects an advance made by the Company for a security deposit required by an affiliate's operating lease.

Deposit with Clearing Broker

Deposit with clearing broker is held in a U.S. financial institution and is within insurance limits provided by SIPC.

2. Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The Company uses an estimated useful life of three years for property and equipment. Accumulated depreciation as of December 31, 2010 totaled $64,775.

Intangible Assets

Intangible assets are stated at cost. Amortization is calculated using the straight-line method over the estimated useful lives of the assets. The Company uses an estimated useful life of three years for unpatented technology, eight years for customer lists and vendor contracts, and fifteen years for trade names, internet domain and website. Accumulated amortization as of December 31, 2010 totaled $489,708.

Goodwill

As described in Note 1, the Company recorded $700,000 of goodwill upon the initial purchase of the business and assets of ICD. Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in the acquisition. Goodwill is reviewed for impairment at least annually. The Company performs its annual impairment review of goodwill at December 31 and when a triggering event occurs between annual impairment tests. The overall Company is viewed as a single reporting unit for this analysis. No goodwill impairment charge was recorded for the year ended December 31, 2010.

Impairment of Long-Lived Assets

Long lived assets, such as property and equipment and purchased intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by the asset to its carrying value. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third party independent appraisals, as considered necessary. No impairment charge was recorded for the year ended December 31, 2010.

2. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, restricted cash, a deposit with a Clearing Broker, amounts due from Clearing Brokers and a related party, accounts payable, commissions payable and accrued expenses, approximate their fair values.

Use of Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America that require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

3. Financial Instruments, Off-Balance Sheet Arrangements and Credit Risk

Financial Instruments and Off-Balance Sheet Arrangements

The Company does not trade securities for its own account and has not entered into any transactions involving financial instruments, such as financial futures, forward contracts, options, swaps or derivatives that would expose the Company to significant related off-balance sheet risk. The Company was not a party to any off-balance sheet arrangements during 2010. In particular, the Company does not have any interest in so-called limited purpose entities, which include special purpose entities and structured finance entities.

Off-Balance Sheet Arrangements

The Company was not a party to any off-balance sheet arrangements during the year ended December 31, 2010.

Credit Risk

The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts, and it believes it is not exposed to any significant credit risk on these cash accounts.

3. Financial Instruments, Off-Balance Sheet Arrangements and Credit Risk (continued)

The deposit held by a Clearing Broker is insured by SIPC. Management does not believe the Company is exposed to undue risk of loss thereon.

The Company functions as an introducing broker that opens accounts at the direction of customers, with Clearing Brokers or directly with money funds. Through indemnification provisions in agreements with Clearing Brokers and funds, customer activities may expose the Company to off-balance sheet credit risk. Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in customer accounts are not sufficient to fully cover customer obligations. The Company seeks to control the risks associated with customer activities through customer screening and selection procedures as well as through requirements on customers to adhere to various regulations and clearing organization policies.

4. Net Capital Requirements and Exemptions from SEC Rule 15c3-3

The Company is a broker-dealer subject to Rule 15c3-1 of the SEC, which specifies uniform minimum net capital requirements, as defined, for their registrants. As of December 31, 2010, the Company had regulatory net capital, as defined, of $3,006,874, which exceeded the amount required by $2,951,150. The Company's aggregate indebtedness to net capital ratio was 0.27 to 1.

5. Related Party Transactions

During 2010, the Company advanced $25,000 for a security deposit required for an operating lease on behalf of an affiliate owned by Parent.

6. Commitments and Contingencies

The Company leases its San Francisco headquarter corporate office under a non-cancelable operating lease which expires June 30, 2012. The Company also maintains a regional office in Los Angeles County, California with a non-cancelable operating lease which expires November 14, 2012.

The following is a table summarizing significant commitments as of December 31, 2010, consisting of future minimum lease payments under all non-cancelable operating leases with initial or remaining terms in excess of one year.

	Operating Leases
2011	$ 147,500
2012	85,500
	$ 233,000

7. Subsequent Events

Management evaluated subsequent events through March 11, 2011, the date these financial statements were available to be issued. On February 14, 2011 the Company entered into a non-cancelable operating lease for a regional office in Cohasset, Massachusetts which expires on February 28, 2014. The future minimum lease payments related to this lease are approximately $73,000.